EXHIBIT E-2


         FINANCIAL SERVICES/ASSISTANCE

Energy-Saving Equipment Loans

Purpose
Southern Company's Employee Energy Express Loan Program, marketed through Southern Development, is intended to encourage participation in product promotion programs by providing interest-free home energy loans for the installation of energy efficient facilities and imporovements at employees' residences (new or existing).

Eligibility
You are eligible to participate in the Energy Loan Program is you are:
      a regular full-time or regular part-time employee with at least six months of service on long-term disability a retired employee a surviving spouse of an active or retired employee

The financing is limited to primary homes only (no second or vacation homes) and you must own and occupy or be purchasing the home. Manufactured homes qualify is fermanently located on land owned by you or leased from a Southern Compnay subsidiary.

Benefits
You may apply for a loan to pay for energy saving equipment and improvements for your home. These interest-free loans are available for any amount from $1,500to $15,000 and can be finance for year-long intervals from two to seven years.

Repaying the loan
You pay back your loan through bi-monthly payroll deduction. If you ar a retiree, on LTD or a surviving spouse, your payment are remitted directly to Southern Development via coupon.

You may pay off the balance of the loan at any time without penalty.

Responsibility
The Manager of Residential Marketing is responsible for providing energy efficience specification to employees upon request.